Mail Stop 6010   November 1, 2006

Stephen Murdock
Corporate Secretary
Orion Healthcorp, Inc.
1805 Alabama Road
Suite 350
Roswell, GA 30076

    Re: **Orion Healthcorp, Inc.**
                Proxy Statement on Schedule 14A
                File No. 1-16587, revised October 18, 2006

Dear Mr. Murdock:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>
<u>Proposal IV</u>

1.   In your response to prior comment 8, you state that no participant in board discussions expressed any reservations regarding the contemplated transactions. Please include a statement to this effect in the disclosure.

<u>Opinion of financial advisor, p. 35</u>

2.   You have indicated that the 20.5% discount rate was based upon VRC's judgment and experience. Please expand this disclosure to explain why a spread above the combined note and warrant rate was necessary. Describe the factors considered in determining the amount of the spread.

3.   Similarly, you have indicated that, "To account for differences between us and certain publicly traded companies and companies that have been acquired in recent change of control transactions, Valuation Research Corporation, based on its professional judgment and experience, selected EV/LTM, EV/CFY and EV/NFY multiples that were lower than the median and mean multiples observed for certain publicly traded companies and companies that have been acquired in recent change of control transactions to reflect the inherent differences in companies." Please expand this discussion to describe the differences between you and the publicly traded companies identified by VRC when deciding to use a lower multiple. Also describe the reasons identified by VRC for using a multiple lower than those of prior transactions.

4.   Finally, with regard to the 16%-18% discount rate, you state that, "The range of discount rates are based upon a range of implied weighted-average costs of capital observed with comparable publicly traded companies, certain published studies with respect to required rates of return, and Valuation Research Corporation's professional judgment and experience." Please disclose the studies that were relied upon in reaching these figures and briefly summarize the information in the studies that support the discount rate. Also explain the other factors that VRC considered when reaching its judgment.

Annex J – Historical Financial Statements of Orion HealthCorp, Inc. …, page J-i
Notes to Consolidated Financial Statements, page J-6
Note 5. Earnings per Share, page J-21

5.   We note your response to comment 27 and your revised disclosures. As contemplated in that comment, please tell us how excluding the Class B and Class C common stock from your calculation of basic EPS complies with EITF 03-6. In so doing, please be sure to address Issue 5 and clarify whether the Class B and Class C common stock is, based on its contractual terms, obligated to share in the losses of the company on a basis that is objectively determinable. In addition, as your response referenced the if-converted method, please ensure you address Issue 7 and the applicability of the two-class method.

Note 13. Discontinued Operations, page J-31

6.   We note your response to comment 28. However, since the impairment of intangible assets would appear to be part of the results of operations for the components of the company now reported in discontinued operations, paragraphs 42 and 43 of SFAS 144 would appear require the impairment to also be reported in discontinued operations. As such, please revise your presentation accordingly. Otherwise, please clarify how paragraphs 42 and 43 of SFAS 144 do not apply to or permit your current presentation.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Benesch, Friedlander, Coplan & Aronoff LLP
2300 BP Tower
200 Public Square
Cleveland, OH 44114-2378
Phone: (216) 363-4175
Fax: (216) 363-4588